SRK Consulting (Canada) Inc.
2200–1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

CERTIFICATE OF QUALIFIED PERSON

To Accompany the Technical Report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, and Canada Effective Date:** November 15, 2014.

I, Dr. Gilles Arseneau, residing in North Vancouver, British Columbia do hereby certify that

1) I am an Associate Consultant with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 2200, 1066 West Hastings Street, Vancouver, British Columbia, Canada.
2) I graduated with a B.Sc. in Geology from the University of New Brunswick, 1979; a M.Sc. in Geology from the University of Western Ontario, 1984 and a Ph.D. in Geology from the Colorado School of Mines, 1995. I have been involved with exploration projects and consulting covering a wide range of minerals, including deposits similar to Bellekeno in Canada and Mexico. I have over ten years of experience in resource estimation using Gemcom software.
3) I am a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia, registration #23474.
4) I have personally visited the Keno Hill Silver District project site from May 7 and 8, 2012 and July 26 to 28, 2010.
5) As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.
6) I am an author of this report and responsible for Sections 5, 6.2, 6.4, 6.5, 7.3.2, 7.3.4, 7.3.5, 8, 9.2, 9.4, 9.5, 10.2.3, 10.2.4, 10.2.7 – 10.2.10, 10.3, 11.1.1, 11.2, 11.3, 12.2, 14.12.2, 14.12.4, 14.12.5, and co-authored Sections 1, 11.1.2, 12.1, 14.1 – 14.11, 24, 25, and 26.
7) My prior involvement with the project consists of resource estimation for the Flame & Moth, Lucky Queen and Bermingham deposits in 2011 and 2012 and I was a co-author of an updated PEA report on the project completed in November of 2013.
8) I have read National Instrument 43-101 and the definition of Qualified Person set out in the Instrument and certify that by virtue of my education, affiliation on to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9) SRK Consulting (Canada) Inc. and its supporting team of consultants were retained by .Alexco Resources Corporation (Alexco) to prepare an Updated Preliminary Economic Assessment of the KHSD project. In conducting the assessment, SRK followed CIM "Best practices" and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding Technical Report is based on a site visit, a review of project files, and discussions with Alexco personnel.
10) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corporation.
11) That, as of the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dr. Gilles Arseneau, PGeo
Associate Consultant

Vancouver
December 10, 2014